SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Augusta Resource Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

050912203

(CUSIP Number)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley,

Vice President, Legal and Corporate Secretary

(416) 362-2576

with a copy to:

Mark L. Mandel, Esq.

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005-1413

(212) 530-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HudBay Minerals Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 139,292,346(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 139,292,346

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 139,292,346

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 92%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes: (i) 3,883,900 common shares purchased on the open market between July 23, 2010 and August 18, 2010, (ii) 10,905,590 common shares (the “Subscription Shares”), (iii) 5,452,795 common shares issued on March 18, 2011 upon the exercise of purchase warrants (the “Augusta Warrants”),(iv) 2,816,300 common shares purchased through block trades executed on February 25, 2013, February 28, 2013 and April 16, 2013. The Subscription Shares and the Augusta Warrants were issued by Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta” or the “Issuer”), to HudBay Minerals Inc. (“Hudbay”) pursuant to the Subscription Agreement (the “Subscription Agreement”), dated August 23, 2010, between Augusta and Hudbay. The Subscription Agreement provided for the sale to Hudbay of 10,905,590 Units (the “Units”) for a purchase price of C$2.75 per Unit. Each Unit consisted of one common share of Augusta and one-half of one common share purchase warrant of Augusta. Each whole Warrant entitled the holder to acquire one common share of Augusta at an exercise price of C$3.90 at any time during the 18 months following closing of the transaction (subject to early expiry of the Augusta Warrants in certain circumstances) and (v) 116,233,761 common shares purchased pursuant to Hudbay’s offer to purchase all of the issued and outstanding common shares of Augusta not already owned by Hudbay.

(2) Based on 151,473,234 common shares of Augusta outstanding as at July 16, 2014 as disclosed by Augusta to Hudbay.

This Amendment No. 5 (this “Amendment”) amends the Schedule 13D filed by Hudbay on August 27, 2010 (the “Schedule 13D”) and amended on March 18, 2011, April 17, 2013, February 10, 2014 and June 23, 2014, with respect to the common shares of Augusta. The common shares of Augusta to which this Amendment relates are held directly by Hudbay. This Amendment is being filed to amend the Schedule 13D, as amended, in light of recent events.

Item 4.   Purpose of Transaction

Item 4 is supplemented as follows:

(a)           On July 17, 2014, Hudbay announced that pursuant to the terms of its offer dated February 10, 2014, as amended (the “Offer”), to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares of the Issuer, other than any common shares of the Issuer held directly or indirectly by Hudbay and its affiliates, Hudbay has taken up 116,233,761 common shares of the Issuer that were validly deposited under the Offer as of 5:00 p.m. (Toronto time) on July 16, 2014, which represent approximately 77% of the issued and outstanding common shares of the Issuer.  Including the 23,058,585 common shares of the Issuer previously owned by Hudbay, Hudbay owns 139,292,346 common shares of the Issuer, representing approximately 92% of the issued and outstanding common shares of the Issuer.

(b)           The purpose of the Offer is to enable Hudbay to acquire, on the terms and subject to the conditions of the Offer, all of the issued and outstanding common shares of the Issuer.  Hudbay has extended the Offer until 5:00 p.m. (Toronto time) on July 29, 2014 to enable Augusta shareholders who have not yet tendered their common shares of the Issuer to accept the Offer. The extension constitutes a “subsequent offering period” under U.S. securities laws.

Hudbay intends to acquire any common shares of the Issuer not deposited under the Offer through a subsequent acquisition transaction. The exact timing and details of any such transaction will depend upon a number of factors. Although Hudbay intends to propose a subsequent acquisition transaction generally on terms similar to the Offer, it is possible that such a transaction may not be proposed, may be delayed or abandoned or may be proposed on different terms. Accordingly, Hudbay reserves the right not to propose a subsequent acquisition transaction, or to propose a subsequent acquisition transaction on terms other than those of the Offer.

(d)           On July 17, 2014, Hudbay announced that Members of Hudbay’s current management team have assumed management positions with Augusta and replaced Augusta’s current senior management team and David S. Bryson, Alan T. C. Hair, Patrick Donnelly and Patrick Merrin, each of whom is an officer of Hudbay, have joined Lenard F. Boggio, Timothy Baker and W. Durand Eppler on the Augusta Board of Directors in place of Gilmour Clausen, Christopher M. H. Jennings, Robert P. Pirooz, Robert P. Wares and Richard W. Warke, each of whom has resigned from the Augusta Board of Directors.

Item 5.   Interest in Securities of the Issuer

Item 5 is supplemented as follows:

(a)-(b)     On July 16, 2014, Hudbay purchased 116,233,761 common shares of Augusta pursuant to Hudbay’s offer to purchase all of the issued and outstanding common shares of Augusta not already owned by Hudbay. The following information with respect to the ownership of the common shares of Augusta by Hudbay is provided as of July 16, 2014:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of
HudBay Minerals Inc.	139,292,346	92%	139,292,346	0	139,292,346	0

No director or executive officer of Hudbay beneficially owns or is deemed to beneficially own any common shares of Augusta as at July 16, 2014.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is supplemented as follows:

On July 15, 2014, Hudbay entered into a Warrant Indenture between Hudbay and Equity Financial Trust Company as Warrant Agent (the “Warrant Indenture”).  Hudbay previously agreed to issue up to 23,479,622 warrants (“Hudbay Warrants”) in the aggregate as partial consideration for common shares of Augusta purchased by Hudbay pursuant to the Offer.  Holders of one whole Hudbay Warrant will be entitled to exercise such Hudbay Warrant to purchase one common share of Hudbay effective on July 20, 2018 (or such later date to which expiry of the Hudbay Warrants may be extended by Hudbay pursuant to the terms of the Warrant Indenture), at an exercise price of C$15.00.  Hudbay may, at its option, upon written notice to the holders of the Hudbay Warrants, settle its obligations in respect of the Hudbay Warrants for their in-the-money value, in cash, Hudbay common shares or a combination thereof.

On July 17, 2014, Hudbay and Augusta announced that they had entered into a loan agreement (the “Loan Agreement”) pursuant to which Hudbay has agreed to provide an unsecured loan facility in the maximum aggregate amount of C$40 million to Augusta and its wholly owned subsidiary, Augusta Resource (US) Corporation.  Such loan will accrue interest on the unpaid principal amount at a rate of 8% per annum, calculated and compounded quarterly.  Advances under the Loan Agreement are subject to customary conditions in the circumstances, including the change to the Augusta Board of Directors described above, and there being no event of default with respect to either borrower.  The loan is intended to provide short-term working capital amounts to Augusta and Augusta Resource (US) Corporation.

The foregoing descriptions of the Warrant Indenture and Loan Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements, which are filed as Exhibits 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.

Item 7.   Material to be filed as Exhibits

Exhibit 99.1          Warrant Indenture, dated as of July 15, 2014, by and between Hudbay and Equity Financial Trust Company (incorporated by reference to Exhibit 4.28 to Hudbay’s Amendment No. 1 to Form F-10 filed July 17, 2014).

Exhibit 99.2          Loan Agreement, dated as of July 17, 2014, by and among Hudbay, Augusta and Augusta Resource (US) Corporation (incorporated by reference to Exhibit 2.2 to Hudbay’s Amendment No. 1 to Form F-10 filed July 17, 2014).

Additional Information

The full details of Hudbay’s Offer are set out in the takeover bid circular, notices of variation and extension, and the notice of change (collectively the “Offer Documents”), which Hudbay has filed with the Canadian securities regulatory authorities.  Hudbay also has filed a registration statement on Form F-10 (as amended, the “Registration Statement”), which contains a prospectus relating to Hudbay’s offer (the “Prospectus”), and a tender offer statement on Schedule TO (as amended, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”).  This filing is not a substitute for the Prospectus, the Registration Statement or the Schedule TO.  AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER.  Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com.  Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America) or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

This filing does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Augusta.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

Date: July 17, 2014	By:	/s/ Patrick Donnelly
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and Corporate Secretary